Exhibit 99.1

GasLog Partners LP Announces Closing Of Solaris Acquisition From GasLog Ltd.

MONACO — October 20, 2017 — GasLog Partners LP (NYSE:GLOP) (“GasLog Partners” or the “Partnership”) and GasLog Ltd. (NYSE:GLOG) (“GasLog”) announced today the closing of the Partnership’s acquisition from GasLog of 100% of the shares in the entity that owns and charters Solaris.

Solaris is a 155,000 cubic meter tri-fuel diesel electric liquefied natural gas (“LNG”) carrier built in 2014. The vessel is currently on a multi-year time charter with a wholly owned subsidiary of Royal Dutch Shell plc (“Shell”) through June 2021. Shell has two consecutive extension options which, if exercised, would extend the charter for a period of either five or ten years.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 12 LNG carriers with an average carrying capacity of approximately 154,000 cbm. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 27 LNG carriers (22 ships on the water and 5 on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co. Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet includes 12 LNG carriers in operation owned by GasLog’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3105

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com